UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cinedigm Digital Cinema Corp.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

172407 10 8
(CUSIP Number)

Adam M. Mizel
55 Madison Avenue, Suite 300
Morristown, NJ  07960
(973) 290-0800
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172407 10 8	13D	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam M. Mizel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,495,708 *
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,495,708 *
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495,708 *
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.		TYPE OF REPORTING PERSON IN
*Includes 575,000 shares issuable upon the exercise of currently exercisable options and 375,000 shares issuable upon the exercise of options that are not yet exercisable.

CUSIP No. 172407 10 8	13D	Page 3 of 6 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aquifer Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 172407 10 8	13D	Page 4 of 6 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Mr. Mizel used $59,600 of personal funds to purchase the 37,721 shares of Common Stock, as described further in Item 4 below.

Item 4.   Purpose of Transaction.

Item 4 is amended to add the following:

On September 15, 2010, Mr. Mizel received 14,975 shares of Common Stock as part of the annual retainer for serving on the Issuer’s Board of Directors for the fiscal year ended March 31, 2010. O December 20, 2010, the Fund distributed to its partners an aggregate of 665,304 shares of Common Stock, 120,653 of which were distributed to Mr. Mizel. On March 14, 2011, the Fund distributed to redeeming partners (not including Mr. Mizel) an aggregate of 112,010 shares of Common Stock. On April 4, 2011, Mr. Mizel received 59,172 shares of Common Stock as equity compensation from the Issuer in connection with his employment. On August 17, 2011, Mr. Mizel received options to purchase 500,000 shares of Common Stock, 125,000 of which become exercisable on August 17 of each of 2012, 2013, 2014 and 2015. On February 29, 2012, the Fund distributed to a redeeming investor (not Mr. Mizel) 10,436 shares of Common Stock. On November 28, 2012, the Fund (a) distributed to its partners an aggregate of 1,280,340 shares of Common Stock, including 213,187 to Mr. Mizel, and (b) sold 37,721 shares to Mr. Mizel.

Item 5.   Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 1,495,708 shares of Common Stock as of November 28, 2012, which represent 3.0% of the Issuer’s outstanding shares of Common Stock. The 1,495,708 shares consist of 545,708 shares of Common Stock, 575,000 shares subject to currently exercisable options and 375,000 shares subject to options that are not yet exercisable.  All of the 1,495,708 shares of Common Stock are owned by Mr. Mizel and he has sole power to vote, or direct the vote, and dispose of, or direct the disposition of, such shares. The Fund no longer owns any shares of Common Stock.

This percentage calculation was based on 48,340,369 shares outstanding  as of November 9, 2012 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 as filed with the Securities and Exchange Commission.

(c)           Except as set forth below, there have been no transaction in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

Date	Amount Acquired/Disposed Of	Price Per Share
11/28/12	1,280,340 disposed of by the Fund	Shares distributed by the Fund; includes 213,187 shares distributed to Mr. Mizel

CUSIP No. 172407 10 8	13D	Page 5 of 6 Pages

11/28/12	213,187 acquired by Mr. Mizel	Shares were distributed by the Fund to Mr. Mizel
11/28/12	37,721 disposed of by the Fund	Shares were sold by the Fund to Mr. Mizel for $1.58 per share.
11/28/12	37,721 acquired by Mr. Mizel	Shares were purchased by Mr. Mizel from the Fund for $1.58 per share.

CUSIP No. 172407 10 8	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2012	Aquifer Capital Group, LLC
	By:	/s/ Adam M. Mizel
Name: Adam M. Mizel Title: Principal

Dated: November 29, 2012
/s/ Adam M. Mizel
Name: Adam M. Mizel